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SEC FILE NUMBER
8 - 36987

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rochdale Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 East Main Street, 7th Floor
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Flavio Rausei — 203-274-9112
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 5/28

OATH OR AFFIRMATION

I, Flavio Rausei, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rochdale Securities, LLC, as of 31-Dec 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Controller

Title

Notary Public

LAWRENCE WEINER
Notary Public, State of New York
No. 01WE4616316
Qualified in New York County
Commission Expires OCT 11, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCHDALE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

WMK C
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Members of
Rochdale Securities LLC

We have audited the accompanying statement of financial condition of Rochdale Securities LLC (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rochdale Securities LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 17, 2009

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ROCHDALE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 629,132
Securities owned, at market value - note 1 and 2	1,939,767
Receivables from clients and brokers or dealers - note 9	17,771,762
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $268,018 - notes 1 and 3	1,210,357
Other assets	748,218
Total assets	$ 22,299,236

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses - note 9	$ 13,545,381
Securities sold, not yet purchased	1,905
Capital lease obligations - note 7	842,150
Note payable - note 6	43,001
Total liabilities	$ 14,432,437
Commitments and contingencies - note 7	
Members' Equity	$ 7,866,799
Total liabilities and members' equity	$ 22,299,236

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Rochdale Securities LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with the resulting unrealized gains or losses reflected in net income for the year. The cost of marketable securities sold is determined on the specific identification method. At December 31, 2008, securities owned, valued at $1,939,767, consisted mainly of uninsured money market instruments which maintain a constant principal balance and, accordingly, the cost basis is the same as market value. The investment portfolio also includes marketable equity securities which are reflected at market value. In addition, the Company actively trades its own account for profit and marks these securities to market value at the end of the period.

The financial statements reflect realized gains and losses on disposition of investment securities and proprietary trading securities on a trade date basis.

Receivables from Clients and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost. Depreciation is provided for on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Leases

Leases that meet certain criteria evidencing substantive ownership are capitalized and the related capital lease obligations are included in current and long-term liabilities. Amortization and interest are charged to expense, with rent payments being treated as payments of the capital lease obligations. All other leases are accounted for as operating leases, with rent payments being charged to expense as incurred.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, the Company earns fees in connection with providing independent research. The Company is compensated quarterly in arrears for the period of time during such quarter that they are designated as the research provider for a given company.

Credit and Off-Balance-Sheet Risk

The Company receives its income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Additionally, at December 31, 2008, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – MARKETABLE SECURITIES

The following table provides a summary of marketable securities as of December 31, 2008:

	Cost	Market Value
Common Stock	$ 28,555	$ 16,981
Money Market Funds	1,922,786	1,922,786
Total	$ 1,951,341	$ 1,939,767

The investments in common stock are concentrated in six issues. The investments in money market funds are substantially invested with three financial institutions. Unrealized gains and losses for the year ended December 31, 2008 were insignificant.

NOTE 3 – FURNITURE, EQUIPMENT AND IMPROVEMENTS

At December 31, 2008, furniture, equipment and improvements are summarized as follows:

	Cost	Accumulated Depreciation	Net
Furniture and Equipment	$ 1,373,183	$ 239,581	$ 1,133,602
Improvements	105,192	28,437	76,755
Total	$ 1,478,375	$ 268,018	$ 1,210,357

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $5,539,042 which was $4,633,150 in excess of its required net capital of $905,892. The Company's capital ratio was 2.45 to 1. For net capital purposes, capitalized leased assets have been reflected as allowable assets to the extent of the underlying capital lease obligations. In addition, the lease obligations were omitted from aggregate indebtedness as the obligations are secured solely by the leased assets.

NOTE 5 – CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and effectuates financial transactions with its customers through accounts designated as "Special Account for the Exclusive Benefit of Customers" and, therefore, the Company has claimed exemption from these regulations under rule 15c3-3(k) (2) (i) and 15c3-3(k) (2) (ii). The Company is in compliance with the exemptive provisions of these rules.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 6 – NOTE PAYABLE

Pursuant to the facility lease for its Red Bank, New Jersey office (see note 7), the Company incurred additional costs of $59,773 to build out the space and has financed these costs with a note payable to the landlord. Terms of the note provide for monthly payments of $1,873, which include interest at a rate of eight percent per annum, to be made throughout the life of the lease.

NOTE 6 – NOTE PAYABLE *(continued)*

At December 31, 2008, scheduled maturities are as follows:

2009	$	19,751
2010		21,390
2011		1,860
	$	43,001

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Facility leases

The Company entered into a 3-year lease for office space in Red Bank, New Jersey which commenced on February 14th, 2008. The terms of the lease provide for monthly rent of $8,046. The Company entered into a 7-year lease for office space in Stamford, Connecticut, which commenced on June 1st, 2008. The lease currently provides for monthly rent of $35,805 and annual rent escalations of $13,860 throughout its term. For the first six months of the lease the Company received a monthly abatement of $3,875. The Company also leases space on a year to year arrangement in Orinda, California. Rent expense for the year ended December 31, 2008 amounted to $565,802.

Future minimum payments required under the office space leases as of December 31, 2008 are as follows:

2009	$	534,297
2010		548,157
2011		477,534
2012		479,325
2013		493,185
Thereafter		720,720
	$	3,253,218

The Company entered into two 3-year capital lease agreements with California First Leasing Corporation for office equipment and furniture for the Stamford and Red Bank offices. Lease agreement #1 provides for monthly payments of $13,819. Lease agreement #2 provides for monthly payments of $13,332. At the completion of the term, a balloon payment of $1 is due for each lease.

NOTE 7 – COMMITMENTS AND CONTINGENCIES *(continued)*

Future minimum payments required under the leases as of December 31, 2008 are as follows:

2009	$	325,812
2010		325,812
2011		271,510
Total minimum lease payments		923,134
Less: amount representing interest		80,984
Present value of minimum lease payments	$	842,150

Cost and accumulated amortization amounts as of December 31, 2008 are as follows:

Cost	$	887,112
Accumulated amortization		45,289
	$	841,823

The Company has employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 8 – INCOME TAXES

As previously discussed, the Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes. Effective 2009, due to its relocation in May 2008, the Company will no longer be subject to these taxes.

NOTE 9 – CREDITS FOR SERVICES PROVIDED TO CLIENTS

Employee benefit trusts of corporate plan sponsors and institutional money managers constitute two principal groups of the Company's clients. The Company has agreements with a majority of these clients obligating the Company to expend a portion of the commissions earned from such clients for research and other expenses incurred by the clients. Such expenditures are made at the sole discretion of the clients. Included in receivables from clients at December 31, 2008, are amounts expended in advance of client credits earned on future commissions. Included in accounts payable and accrued expenses at December 31, 2008, are unexpended amounts which shall be paid out to the clients or to other parties at the direction of the clients within a reasonable period of time after the end of the fiscal year in which the related commissions were earned.

NOTE 10 – EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six-year period.